UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 30, 2022

AMPCO-PITTSBURGH CORPORATION

(Exact name of registrant as specified in its charter)

Pennsylvania	1-898	25-1117717
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

726 Bell Avenue, Suite 301 Carnegie, Pennsylvania	15106
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (412) 456-4400

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2.):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $1 par value	AP	New York Stock Exchange
Series A Warrants to purchase shares of Common Stock	AP WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter)

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01. Regulation FD Disclosure

On March 30, 2022, Ampco-Pittsburgh Corporation (the “Corporation”) issued a press release announcing that it is exploring the possibility of obtaining incremental equity capital. The Corporation is considering, among other alternatives for equity financing, amending its outstanding Series A warrants to adjust either, or both of, the exercise price or the number of shares of the Corporation’s common stock for which such Series A warrants may be exercised. The transaction may be effected pursuant to a registration statement or other schedule to be filed with the Securities and Exchange Commission (“SEC”).

The Corporation intends to “test the waters” to gauge market demand for its contemplated transaction prior to filing any registration statement with the SEC or demand for alternative transactions prior to filing any other documents with the SEC. This Current Report on Form 8-K does not constitute an offer of any securities for sale by the Corporation. No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No solicitation or offer to buy securities can be accepted and no part of any proceeds can be received until the registration statement is filed with the SEC and declared effective or any other schedule or form required to be filed with the SEC in connection with such transaction is effective, and any such solicitation or offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the effective date of the registration statement or other schedule or form. Any person’s indication of interest regarding the Corporation’s Series A warrants, common shares or this Current Report on Form 8-K involves no obligation or commitment of any kind.

A copy of the press release is attached hereto and is incorporated herein by reference. The information in this Item 7.01 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be incorporated by reference into a filing under the Securities Act of 1933, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Additional Information and Where to Find It

The potential tender or exchange offer (the “Offer”) referenced in this Current Report on Form 8-K has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that the Corporation will file with the SEC. At the time the Offer is commenced, the Corporation will file a tender offer statement on Schedule TO and/or the Corporation will file a registration statement on Form S-4 with the SEC with respect to the tender or exchange offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER OR EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION. THE CORPORATION’S SECURITYHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE CORPORATION’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING OR TENDERING THEIR SECURITIES. The Offer to Tender or Exchange, the related Letter of Transmittal and certain other Offer documents will be made available to all holders of one or more classes of the Corporation’s securities at no expense to them. The Offer materials will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Corporation will be available free of charge under the “SEC Filings” heading of the Investor Relations section of the Corporation’s website at www.ampcopgh.com/investors. In addition to the Offer to Tender or Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Corporation files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Corporation at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by us or on behalf of the Corporation. This Current Report on Form 8-K may include, but is not limited to, statements about operating performance, trends and events that the Corporation expects or anticipates will occur in the future, statements about sales and production levels, restructurings, the impact from global pandemics (including COVID-19), profitability and anticipated expenses, inflation, the global supply chain, future proceeds from the exercise of outstanding warrants, and cash outflows. All statements in this document other than statements of historical fact are statements that are, or could be, deemed “forward-looking statements” within the meaning of the Act and words such as “may,” “will,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “project,” “forecast” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, are not guarantees of future performance or expectations, and involve risks and uncertainties. For the Corporation, these risks and uncertainties include, but are not limited to cyclical demand for products and economic downturns; excess global capacity in the steel industry; fluctuations of the value of the U.S. dollar relative to other currencies; increases in commodity prices, reductions in electricity and natural gas supply or shortages of key production materials; limitations in availability of capital to fund our operations and strategic plan; inability to maintain adequate liquidity in order to meet our operating cash flow requirements, repay maturing debt and meet other financial obligations; inability to obtain necessary capital or financing on satisfactory terms in order to acquire capital expenditures that may be required to support our growth strategy; inoperability of certain equipment on which we rely; liability of our subsidiaries for claims alleging personal injury from exposure to asbestos-containing components historically used in certain products of our subsidiaries; changes in the existing regulatory environment; inability to successfully restructure our operations; consequences of global pandemics (including COVID-19); work stoppage or another industrial action on the part of any of our unions; inability to satisfy the continued listing requirements of the New York Stock Exchange or the NYSE American Exchange; potential attacks on information technology infrastructure and other cyber-based business disruptions; failure to maintain an effective system of internal controls; disruptions caused by hostilities, including any disruptions caused by the hostilities in Ukraine; and those discussed more fully elsewhere in this report and in documents filed with the Securities and Exchange Commission by the Corporation, particularly in Item 1A, Risk Factors, in Part I of the Corporation’s latest Annual Report on Form 10-K, and Part II of the latest Quarterly Report on Form 10-Q. The Corporation cannot guarantee any future results, levels of activity, performance or achievements. In addition, there may be events in the future that the Corporation may not be able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.

Item 9.01.	Financial Statements and Exhibits

(d) Exhibits.

Exhibit 99.1 - Press release dated March 30, 2022

Exhibit 104 - Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMPCO-PITTSBURGH CORPORATION

Date: March 30, 2022	By:	/s/ Michael G. McAuley
Michael G. McAuley
Senior Vice President, Chief Financial Officer and Treasurer

Exhibit 99.1

Contact:

Michael G. McAuley

Senior Vice President, Chief Financial Officer and Treasurer

(412) 429-2472

mmcauley@ampcopgh.com

FOR IMMEDIATE RELEASE

CARNEGIE, PA

March 30, 2022

Ampco-Pittsburgh Corporation Explores Financing Alternatives

Carnegie, PA, March 30, 2022 – Ampco-Pittsburgh Corporation (NYSE: AP) (“Ampco-Pittsburgh” or the “Corporation”) announced today that it is exploring the possibility of obtaining incremental capital. The Corporation is considering, among other alternatives for equity financing, amending its outstanding Series A warrants to adjust either, or both of, the exercise price or the number of shares of the Corporation’s common stock for which such Series A warrants may be exercised. Ampco-Pittsburgh intends to test the waters to evaluate potential forms of financing to help fund working capital growth opportunities, address rising inflation and work to complete its capital expenditure modernization program.

“We are exploring options for incremental liquidity, including potential transactions that may provide alternatives to our warrant holders, while helping us to capitalize on our accelerating sales order backlog and position ourselves for higher profitability,” said Brett McBrayer, Ampco-Pittsburgh’s Chief Executive Officer.

The Corporation welcomes feedback from institutional accredited investors and qualified institutional buyers as it tests the waters on contemplated transactions.

About Ampco-Pittsburgh Corporation

Ampco-Pittsburgh Corporation manufactures and sells highly engineered, high-performance specialty metal products and customized equipment utilized by industry throughout the world. Through its operating subsidiary, Union Electric Steel Corporation, it is a leading producer of forged and cast rolls for the global steel and aluminum industry. It also manufactures open-die forged products which principally are sold to customers in the steel distribution market, oil and gas industry and the aluminum and plastic extrusion industries. The Corporation is also a producer of air and liquid processing equipment, primarily custom-engineered finned tube heat exchange coils, large custom air handling systems and centrifugal pumps. It operates manufacturing facilities in the United States, England, Sweden and Slovenia, and participates in three operating joint ventures located in China. It has sales offices in North America, Asia, Europe, and the Middle East. Corporate headquarters is located in Carnegie, Pennsylvania.

Disclaimer

Ampco-Pittsburgh Corporation plans to “test the waters” to gauge market demand for a potential offering prior to filing any Registration Statement with the U.S. Securities and Exchange Commission (the “SEC”) or demand for alternative transactions prior to filing any other documents with the SEC. This press release does not constitute an offer of any securities for sale by the Corporation. No money or other consideration is being solicited at this time, and if sent in response, will not be accepted. No solicitation or offer to buy securities can be accepted and no part of any proceeds can be received until a Registration Statement is filed with the SEC and declared effective or any other schedule or form required to be filed with the SEC in connection with such transaction is effective, and any such solicitation or offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the effective date of any Registration Statement or other schedule or form. Any person’s indication of interest regarding the Corporation’s Series A warrants, common shares or this press release involves no obligation or commitment of any kind.

Additional Information and Where to Find It

The potential tender or exchange offer (the “Offer”) referenced in this press release has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that the Corporation will file with the SEC. At the time the Offer is commenced, the Corporation will file a tender offer statement on Schedule TO and/or the Corporation will file a registration statement on Form S-4 with the SEC with respect to the tender or exchange offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO TENDER OR EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) WILL CONTAIN IMPORTANT INFORMATION. THE CORPORATION’S SECURITYHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF THE CORPORATION’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Tender or Exchange, the related Letter of Transmittal and certain other Offer documents will be made available to all holders of one or more classes of the Corporation’s securities at no expense to them. The Offer materials will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by the Corporation will be available free of charge under the “SEC Filings” heading of the Investor Relations section of the Corporation’s website at www.ampcopgh.com/investors. In addition to the Offer to Tender or Exchange, the related Letter of Transmittal and certain other exchange offer documents, the Corporation files annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by the Corporation at the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 (the “Act”) provides a safe harbor for forward-looking statements made by us or on behalf of the Corporation. This press release may include, but is not limited to, statements about operating performance, trends and events that the Corporation expects or anticipates will occur in the future, statements about sales and production levels, restructurings, the impact from global pandemics (including COVID-19), profitability and anticipated expenses, inflation, the global supply chain, future proceeds from the exercise of outstanding warrants, and cash outflows. All statements in this document other than statements of historical fact are statements that are, or could be, deemed “forward-looking statements” within the meaning of the Act and words such as “may,” “will,” “intend,” “believe,” “expect,” “anticipate,” “estimate,” “project,” “forecast” and other terms of similar meaning that indicate future events and trends are also generally intended to identify forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, are not guarantees of future performance or expectations, and involve risks and uncertainties. For the Corporation, these risks and uncertainties include, but are not limited to cyclical demand for products and economic downturns; excess global capacity in the steel industry; fluctuations of the value of the U.S. dollar relative to other currencies; increases in commodity prices, reductions in electricity and natural gas supply or shortages of key production materials; limitations in availability of capital to fund our operations and strategic plan; inability to maintain adequate liquidity in order to meet our operating cash flow requirements, repay maturing debt and meet other financial obligations; inability to obtain necessary capital or financing on satisfactory terms in order to acquire capital expenditures that may be required to support our growth strategy; inoperability of certain equipment on which we rely; liability of our subsidiaries for claims alleging personal injury from exposure to asbestos-containing components historically used in certain products of our subsidiaries; changes in the existing regulatory environment; inability to successfully restructure our operations; consequences of global pandemics (including COVID-19); work stoppage or another industrial action on the part of any of our unions; inability to satisfy the continued listing requirements of the New York Stock Exchange or the NYSE American Exchange; potential attacks on information technology infrastructure and other cyber-based business disruptions; failure to maintain an effective system of internal controls; disruptions caused by hostilities, including any disruptions caused by the hostilities in Ukraine; and those discussed more fully elsewhere in this report and in documents filed with the Securities and Exchange Commission by the Corporation, particularly in Item 1A, Risk Factors, in Part I of the Corporation’s latest Annual Report on Form 10-K, and Part II of the latest Quarterly Report on Form 10-Q. The Corporation cannot guarantee any future results, levels of activity, performance or achievements. In addition, there may be events in the future that the Corporation may not be able to predict accurately or control which may cause actual results to differ materially from expectations expressed or implied by forward-looking statements. Except as required by applicable law, the Corporation assumes no obligation, and disclaims any obligation, to update forward-looking statements whether as a result of new information, events or otherwise.